Exhibit 99.1

May 5, 2016

Press release

Turquoise Hill announces financial results and review of operations for the first quarter 2016

VANCOUVER, CANADA – Turquoise Hill Resources today announced its financial results for the quarter ended March 31, 2016. All figures are in U.S. dollars unless otherwise stated.

HIGHLIGHTS

•	Oyu Tolgoi achieved an excellent safety performance with an All Injury Frequency Rate of 0.21 per 200,000 hours worked for the three months ended March 31, 2016.

•	Oyu Tolgoi recorded revenue of $422.7 million in Q1’16, an increase of 18.9% over Q4’15, reflecting higher gold prices partially offset by lower volumes of concentrate sales.

•	Turquoise Hill generated operating cash flow before interest and taxes of $195.4 million during Q1’16.

•	For Q1’16, Turquoise Hill reported income from continuing operations attributable to shareholders of $118.9 million.

•	In Q1’16, concentrator throughput increased 3.1% over Q4’15 resulting in average throughput of approximately 106,000 tonnes per day for the quarter.

•	Concentrate production in Q1’16 was consistent with Q4’15resulting from increased throughput and strong copper grades.

•	Copper production in Q1’16 reached a quarterly high increasing 0.5% over Q4’15.

•	As expected, gold production in Q1’16 declined approximately 30% over Q4’15 due to lower grades and the near-completion of mining in phase 2 of the open pit.

•	For Q1’16, Oyu Tolgoi’s C1 costs were $0.02 per pound of copper and all-in sustaining costs were $0.62 per pound of copper.

•	Given stronger-than-expected Q1’16 gold production Turquoise Hill has increased 2016 gold in concentrates guidance to 255,000 to 285,000 ounces from 210,000 to 260,000 ounces.

•	Sales contracts have been signed for approximately 95% of Oyu Tolgoi’s expected 2016 concentrate production.

•	In Q1’16, the capital estimate of the 2016 feasibility study was completed.

•	Turquoise Hill expects the notice to proceed decision for underground construction in Q2’16.

•	In March 2016, Oyu Tolgoi surpassed 2.0 million tonnes of concentrate shipped.

•	Turquoise Hill’s cash and cash equivalents at March 31, 2016 were approximately $1.5 billion.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

FINANCIAL RESULTS

In Q1’16, the Company recorded net income attributable to owners of Turquoise Hill of $118.9 million or $0.06 per share compared with net income of $96.2 million or $0.04 per share in Q1’15. Operating cash flows before interest and taxes in Q1’16 were $195.4 million compared with $105.3 million in Q1’15, reflecting continued production and delivery cost improvements and effective working capital management. Capital expenditure on property, plant and equipment was $55.9 million on a cash basis in Q1’16, attributed to both underground pre-start and sustaining capital activities.

Turquoise Hill’s cash and cash equivalents at March 31, 2016 were approximately $1.5 billion.

OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support a nominal throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Long term development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia. On May 18, 2015, Turquoise Hill, the Government of Mongolia and Rio Tinto signed the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan), which addressed key outstanding shareholder matters and set out an agreed basis for the funding of the project. On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility for underground development provided by a syndicate of international financial institutions, export credit agencies representing the governments of Canada, the United States and Australia and 15 commercial banks.

Q1’16 performance

Safety continues to be a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved an excellent safety performance with an All Injury Frequency Rate of 0.21 per 200,000 hours worked for the three months ended March 31, 2016.

Key financial metrics for Q1’16 are as follows:

Oyu Tolgoi Key Financial Metrics*

	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015
Revenue ($ in millions of dollars)	426.2	421.3	431.7	355.6	422.7	1,634.8
Concentrates sold (‘000 tonnes)	167.7	189.8	226.0	236.2	213.1	819.8
Revenue by metals in concentrates ($ in millions of dollars)
Copper	190.2	220.3	224.5	194.6	202.0	829.6
Gold	232.3	197.4	202.8	156.4	216.2	788.9
Silver	3.6	3.6	4.4	4.6	4.5	16.2
Cost of sales ($ in millions of dollars)	257.9	225.7	252.2	239.2	207.9	975.0
Production and delivery costs	173.9	147.4	159.4	149.7	125.9	630.4
Depreciation and depletion	83.9	78.2	92.8	89.6	82.0	344.5
Capital expenditure on cash basis ($ in millions of dollars)	24.3	35.1	29.3	27.5	55.9	116.2
Royalties	21.9	49.8	24.1	25.0	22.7	120.8
Cash operating costs ($ in millions of dollars)**	218.9	284.6	222.5	236.6	191.8	962.6
Unit costs ($ per pound of copper)**
C1	0.09	0.73	0.40	0.88	0.02	0.57
All-in sustaining	0.96	1.26	1.52	1.56	0.62	1.37

*	Any financial information in the MD&A should be reviewed in consultation with the Company‘s condensed interim consolidated financial statements.
**	Please refer to Section 13 – NON-GAAP MEASURES – on page 13 of the MD&A for reconciliation of these metrics, including total cash operating costs, to the financial statements.

Revenue of $422.7 million in Q1’16 increased 18.9% over Q4’15 reflecting higher gold prices partially offset by lower volumes of copper-gold concentrate sales. First quarter concentrate sold of 213,100 tonnes decreased 9.8% over Q4’15 reflecting the impact of the Lunar New Year public holidays in Mongolia and China.

Production and delivery costs include primarily the cash costs in inventory sold as well as allocated mine administration costs. Depreciation and depletion includes the depreciation and depletion in inventory sold as well as any depreciation of assets used in the selling and delivery process, including the depreciation of capitalized production phase stripping costs. Q1’16 cost of sales were $207.9 million (Q1’15: $257.9 million) reflecting the beneficial impact of production and operating cost improvements, savings on external services and labour as well as lower depreciation and depletion per tonne of concentrate sold due to higher production volumes.

Capital expenditure, on a cash basis, for Q1’16 was $55.9 million (Q1’15: $24.3 million) attributed to both underground pre-start and sustaining activities of $22.5 million and $33.4 million respectively. Sustaining capital expenditure includes the tailings storage facility and deferred stripping.

Total cash operating costs at Oyu Tolgoi in Q1’16 were $191.8 million, reflecting production and operating cost improvements. The 5% royalty payable to the Government of Mongolia is reflected as a cash operating expense; deferred stripping costs are not included in cash operating expense. Oyu Tolgoi administrative costs were $27.7 million reflecting reductions to headcount and external services.

Oyu Tolgoi’s C1 costs in Q1’16 were $0.02 per pound, compared with $0.88 per pound in Q4’15. The decrease was mainly due to favourable gold credits from higher prices and volumes, combined with cash cost reductions.

All-in sustaining costs in Q1’16 were $0.62 per pound, compared with $1.56 per pound in Q4’15. The decrease was mainly due to gold credits and cash cost improvements, and lower charge relating to provisions for non-current stockpiles.

Key operational metrics for Q1’16 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015
Open pit material mined (‘000 tonnes)	21,999	22,094	23,969	23,708	22,867	91,771
Ore treated (‘000 tonnes)	7,512	9,025	8,632	9,369	9,662	34,537
Average mill head grades:
Copper (%)	0.52	0.69	0.75	0.69	0.70	0.67
Gold (g/t)	0.48	1.09	0.56	0.92	0.63	0.78
Silver (g/t)	1.16	1.46	1.90	1.67	1.92	1.56
Concentrates produced (‘000 tonnes)	130.9	215.5	210.3	231.8	229.5	788.5
Average concentrate grade (% Cu)	25.7	25.6	26.6	24.7	25.1	25.6
Production of metals in concentrates:
Copper (‘000 tonnes)	33.6	55.3	56.0	57.3	57.6	202.2
Gold (‘000 ounces)	86	238	123	207	144	653
Silver (‘000 ounces)	184	297	388	355	395	1,223
Sales of metals in concentrates:
Copper (‘000 tonnes)	42.1	46.3	58.2	54.7	51.2	201.3
Gold (‘000 ounces)	200	177	200	160	175	737
Silver (‘000 ounces)	219	245	334	360	305	1,158
Metal recovery (%)
Copper	86.8	88.6	86.4	88.4	85.6	87.6
Gold	71.6	75.6	76.4	74.2	72.2	74.4
Silver	65.4	70.6	73.0	70.8	66.4	69.9

In Q1’16, concentrator throughput increased 3.1% over Q4’15 resulting in average throughput of approximately 106,000 tonnes per day for the quarter, exceeding nameplate capacity of 100,000 tonnes per day. Concentrate production in Q1’16 remained high resulting from increased throughput and strong copper grades. Copper production in Q1’16 reached a quarterly high increasing 0.5% over Q4’15. As expected, gold production in Q1’16 declined approximately 30% over Q4’15 due to lower grades and the near-completion of mining in phase 2 of the open pit.

Preparation for underground development

Following the filing of revised schedules for the statutory feasibility study with the Mongolian Minerals Council in August 2015, pre-start activities began in parallel with completion of the capital estimate, which was finalized in Q1’16. Pre-start activities include ramp-up of the owners’ and engineering, procurement and construction management teams, re-estimate activities, detailed engineering and early procurement for equipment and materials required for necessary critical works that are key enablers for recommencement of underground development mining activity. Tendering activities are in progress for major work packages to support the development schedule subject to a formal ‘notice to proceed’ approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi (Notice to Proceed). Appointments to roles in the underground team are well underway, with key staff starting in Q1’16. Turquoise Hill expects the Notice to Proceed decision for underground construction in Q2’16.

Prior to suspending underground construction in August 2013, underground lateral development at Hugo North had advanced approximately 16 kilometres off Shaft #1. Sinking of Shaft #2, the primary operations access and initial production hoisting shaft, had reached a depth of 1,168 metres below surface, 91% of its final depth of 1,284 metres. The 96 metre-high Shaft #2 concrete headframe has been constructed. Sinking of Shaft #5, a dedicated exhaust ventilation shaft, had reached a depth of 208 metres, 17% of its final depth of 1,174 metres. Surface facilities, including offices, mine dry, and workshop, are in place to support initial pre-production development and construction.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At March 31, 2016, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $7.0 billion, including accrued interest of $0.9 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at March 31, 2016, the cumulative amount of such funding was $751.1 million, representing approximately 34% of invested common share equity; unrecognized interest on the funding amounted to $248.3 million.

Operational outlook

Given stronger-than-expected Q1’16 gold production reflecting the mine accessing more of the high-grade gold benches lower in phase 2 of the open pit, the Company has increased 2016 gold in concentrates guidance to 255,000 to 285,000 ounces from 210,000 to 260,000 ounces. Mining of the phase 2 gold core is expected to be complete in Q2’16. The Company continues to expect Oyu Tolgoi to produce 175,000 to 195,000 tonnes of copper in concentrates for 2016.

Sales contracts have been signed for approximately 95% of Oyu Tolgoi’s expected 2016 concentrate production.

CORPORATE ACTIVITIES

Management change

In January 2016, Turquoise Hill announced the appointment of Brendan Lane as Vice President, Operations and Development effective February 1, 2016. Mr. Lane brings 25-years of industry experience including metallurgical, mine engineering and commercial roles at Rio Tinto, Anglo American and BHP Billiton.

NON-GAAP MEASURES

The Company presents and refers to the following measures (non-GAAP measures) which are not defined in IFRS. A description and calculation of these measures is given below, and may differ from equivalent measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with a greater understanding of performance and operations at Oyu Tolgoi.

Cash operating costs

The measure of cash operating costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory), and includes management services payments to Rio Tinto, and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product to a condition in which it may be delivered to customers, net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with useful information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company includes gold and silver revenue credits as the production cost is reduced as a result of selling these products.

Turquoise Hill’s principal metal product is copper and C1 cash costs are reported for Oyu Tolgoi only.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash based cost metric, providing further information on the aggregate cash, capital and overhead outlay per unit, and is intended to reflect the costs of producing the Company’s principal metal product in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

A reconciliation of total cash operating costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)			(Year Ended)
C1 costs (Stated in $000’s of dollars)	March 31, 2016	December 31, 2015	March 31, 2015	December 31, 2015
Production and delivery	125,956	149,648	173,944	630,413
Change in inventory	(2,373)	7,182	(36,827)	(29,444)
Other operating expenses	76,877	113,209	93,543	452,539
Less:
- Impairment / write-down of inventory	(13,477)	(36,033)	(16,381)	(103,236)
- Depreciation	(2,697)	(2,782)	(2,542)	(11,700)
Management services payment to Turquoise Hill	7,512	5,327	7,191	24,054

Cash operating costs	191,798	236,551	218,928	962,626 [2]
Cash operating costs: $/lb of copper produced	1.51	1.87	2.96	2.16
Adjustments to cash operating costs 1.	32,041	35,439	23,760	98,054
Less: Gold and silver revenues	(220,701)	(161,049)	(235,920)	(805,162)

C1 costs ($‘000)	3,138	110,941	6,768	255,518

C1 costs: $/lb of copper produced	0.02	0.88	0.09	0.57

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	4,564	4,995	3,502	17,193
Asset retirement expense	1,491	1,428	1,943	5,280
Royalty expenses	22,703	25,014	21,880	120,795
Non-current stockpile and stores write-down (reversal)	13,477	36,033	16,381	103,236
Other expenses	353	(1,396)	588	2,607
Sustaining cash capital including deferred stripping	33,378	20,235	20,283	105,808

All-in sustaining costs ($‘000)	79,104	197,250	71,345	610,437

All-in sustaining costs: $/lb of copper produced	0.62	1.56	0.96	1.37

1.

Adjustments to cash operating costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

2.

Cash operating costs for 2015 include non-recurring charges of $59.9 million, following agreement of the Underground Plan (tax settlement: $22.1 million; recalculation of royalties: $14.5 million) and costs relating to underground remobilization and early works expensed ($23.3 million).

QUALIFIED PERSON

Disclosure of a scientific or technical nature in the MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters Technical Director – Mining OreWin Pty Ltd, B. Eng. (Mining), FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd, BSc (Geol.), RPGeo AIG (10125). Each of these individuals is a “qualified person” as that term is defined in National Instrument Standards of Disclosure for Mineral Projects (NI 43-101).

SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)

	Quarter Ended
	Mar-31 2016	Dec-31 2015	Sep-30 2015	Jun-30 2015
Revenue
Copper-gold concentrate	$422.7	$355.6	$431.7	$421.3

Total revenue	$422.7	$355.6	$431.7	$421.3

Net income from continuing operations attributable to owners	$118.9	$179.7	$44.0	$49.9
Income (loss) from discontinued operations attributable to owners	—	(8.7)	(22.8)	(25.0)

Net income (loss) attributable to owners of Turquoise Hill	$118.9	$171.0	$21.2	$24.9

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.06	$0.09	$0.02	$0.02
Discontinued operations	—	—	(0.01)	(0.01)

Total	$0.06	$0.09	$0.01	$0.01

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.06	$0.09	$0.02	$0.02
Discontinued operations	—	—	(0.01)	(0.01)

Total	$0.06	$0.09	$0.01	$0.01

	Mar-31 2015	Dec-31 2014	Sep-30 2014	Jun-30 2014
Revenue
Copper-gold concentrate	$426.2	$670.6	$491.6	$459.5

Total revenue	$426.2	$670.6	$491.6	$459.5

Net income (loss) from continuing operations attributable to owners	$67.1	$144.2	$43.9	$20.1
Loss from discontinued operations attributable to owners	29.1	(9.6)	(137.9)	(12.2)

Net income (loss) attributable to owners of Turquoise Hill	$96.2	$134.6	$(94.0)	$7.9

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.03	$0.07	$0.02	$0.01
Discontinued operations	0.01	—	(0.07)	(0.01)

Total	$0.04	$0.07	$(0.05)	$—

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.03	$0.07	$0.02	$0.01
Discontinued operations	0.01	—	(0.07)	(0.01)

Total	$0.04	$0.07	$(0.05)	$—

KEY STATISTICS

	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015
Operating results
Open pit material mined (‘000 tonnes)	21,999	22,094	23,969	23,708	22,867	91,771
Ore treated (‘000 tonnes)	7,512	9,025	8,632	9,369	9,662	34,537
Average mill head grades:
Copper (%)	0.52	0.69	0.75	0.69	0.70	0.67
Gold (g/t)	0.48	1.09	0.56	0.92	0.63	0.78
Silver (g/t)	1.16	1.46	1.90	1.67	1.92	1.56
Concentrates produced (‘000 tonnes)	130.9	215.5	210.3	231.8	229.5	788.5
Average concentrate grade (% Cu)	25.7	25.6	26.6	24.7	25.1	25.6
Production of metals in concentrates:
Copper (‘000 tonnes)	33.6	55.3	56.0	57.3	57.6	202.2
Gold (‘000 ounces)	86	238	123	207	144	653
Silver (‘000 ounces)	184	297	388	355	395	1,223
Sales of metals in concentrates:
Copper (‘000 tonnes)	42.1	46.3	58.2	54.7	51.2	201.3
Gold (‘000 ounces)	200	177	200	160	175	737
Silver (‘000 ounces)	219	250	334	360	305	1,158
Metal recovery (%)
Copper	86.8	88.6	86.4	88.4	85.6	87.6
Gold	71.6	75.6	76.4	74.2	72.2	74.4
Silver	65.4	70.6	73.0	70.8	66.4	69.9

Financial results*
Revenue ($’000,000)	426.2	421.3	431.7	355.6	422.7	1,634.8
Concentrates sold (‘000 tonnes)	167.7	189.8	226.0	235.7	213.1	819.8
Revenue by metals in concentrates ($’000,000)
Copper	190.2	220.3	224.5	194.6	202.0	829.6
Gold	232.3	197.4	202.8	156.4	216.2	788.9
Silver	3.6	3.6	4.4	4.6	4.5	16.2
Operating cash flow ($’000,000)	105.3	239.2	171.7	134.9	195.4	650.5
Cost of sales ($’000,000)	257.9	225.7	252.2	239.3	207.9	975.1
Production and delivery costs	173.9	147.4	159.4	149.7	125.9	630.4
Depreciation and depletion	83.9	78.2	92.8	89.6	82.0	344.5
Capital expenditure on cash basis ($’000,000)	24.3	35.1	29.3	27.5	55.9	116.2
Royalties	21.9	49.8	24.1	25.0	22.7	120.8
Cash operating costs ($’000,000)**	218.9	284.6	222.5	236.7	191.8	962.6
Unit costs ($ per pound copper)**
C1	0.09	0.73	0.40	0.88	0.02	0.57
All-in sustaining	0.96	1.26	1.52	1.56	0.62	1.37

Financial position
Cash and cash equivalents ($’000,000)	954.2	1,166.9	1,310.4	1,343.9	1,482.2	1,343.9

*	Any financial information in the MD&A should be reviewed in consultation with the Company‘s condensed interim consolidated financial statements.
**	Please refer to Section 13 – NON-GAAP MEASURES – on page 13 of the MD&A for reconciliation of these metrics, including total cash operating costs, to the financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2016	2015
Continuing operations
Revenue	4	$422,654	$426,157
Cost of sales	5	(207,916)	(257,867)

Gross margin		214,738	168,290
Operating expenses	6	(76,877)	(93,543)
Corporate administration expenses		(4,564)	(3,502)
Other income (expenses)	7	(1,357)	(5,921)

Income before finance items and taxes		131,940	65,324
Finance items
Finance income	8	1,386	598
Finance costs	8	(1,843)	(1,731)

		(457)	(1,133)

Income from continuing operations before taxes		131,483	64,191

Provision for income and other taxes		(9,852)	(11,763)

Income from continuing operations		121,631	52,428

Discontinued operations
Income after tax from discontinued operations		—	60,604

Income for the period		$121,631	$113,032

Attributable to owners of Turquoise Hill Resources Ltd.		118,927	96,170
Attributable to owners of non-controlling interests		2,704	16,862

Income for the period		$121,631	$113,032

Income attributable to owners of Turquoise Hill Resources Ltd.
Continuing operations		$118,927	$67,141
Discontinued operations		—	29,029

		$118,927	$96,170

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.
Continuing operations	20	$0.06	$0.03
Discontinued operations		—	0.01

Income for the period		$0.06	$0.04

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,306

The notes to these financial statements, which are available on our website, are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2016	2015
Income for the period		$121,631	$113,032

Other comprehensive loss:
Items that have been / may be classified subsequently to income or loss:
Fair value movements:
Losses on revaluation of available for sale investments	17	(2,637)	(8,970)
Losses on revaluation of available for sale investments transferred to the statement of income	17	1,733	8,075

Other comprehensive loss for the period (a)		$(904)	$(895)

Total comprehensive income for the period		$120,727	$112,137

Attributable to owners of Turquoise Hill		$118,023	$95,275
Attributable to owners of non-controlling interests		2,704	16,862

Total comprehensive income for the period		$120,727	$112,137

(a)	No tax charges and credits arose on items recognized as other comprehensive income or loss in 2016 (2015: nil).

The notes to these financial statements, which are available on our website, are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	Three Months Ended March 31,
		2016	2015
Cash generated from operating activities before interest and tax	19	$195,412	$101,471

Interest received		1,342	283
Interest paid		(613)	—
Income and other taxes paid		(263)	(4,473)

Net cash generated from operating activities		195,878	97,281

Cash flows from investing activities
Proceeds from sale and redemption of financial assets		2,433	12,875
Expenditures on property, plant and equipment		(55,947)	(24,283)
Proceeds from sales of mineral property rights and other assets		1,800	1,237
Other investing cash flows		24	903

Cash used in investing activities of continuing operations		(51,690)	(9,268)
Cash used in investing activities of discontinued operations		—	(114)

Cash used in investing activities		(51,690)	(9,382)

Cash flows from financing activities
Payment of project financing fees		(6,746)	—
Issue of share capital	16	—	20

Cash from financing activities of continuing operations		(6,746)	20
Cash from financing activities of discontinued operations		—	3,500

Cash from financing activities		(6,746)	3,520

Effects of exchange rates on cash and cash equivalents		875	(95)

Net increase in cash and cash equivalents		138,317	91,324

Cash and cash equivalents - beginning of period		$1,343,878	$866,543
Cash and cash equivalents - end of period		1,482,195	957,867
Less cash and cash equivalents classified in current assets held for sale		—	(3,647)

Cash and cash equivalents as presented on the statement of financial position		$1,482,195	$954,220

The notes to these financial statements, which are available on our website, are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Financial Position

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	March 31, 2016	December 31, 2015
Current assets
Cash and cash equivalents	9	$1,482,195	$1,343,878
Inventories	10	323,857	321,409
Trade and other receivables		57,487	12,210
Prepaid expenses and other assets	11	42,104	53,375
Due from related parties	21	3,064	3,623

		1,908,707	1,734,495
Non-current assets
Property, plant and equipment	12	6,272,750	6,319,983
Inventories	10	—	539
Deferred income tax assets		165,000	165,000
Financial assets	13	14,793	20,078

		6,452,543	6,505,600

Total assets		$8,361,250	$8,240,095

Current liabilities
Trade and other payables		160,330	166,766
Deferred revenue		79,519	72,004
Payable to related parties	21	30,554	34,801

		270,403	273,571
Non-current liabilities
Borrowings and other financial liabilities	14	13,440	13,574
Deferred income tax liabilities		60,989	52,916
Decommissioning obligations	15	100,078	104,421

		174,507	170,911

Total liabilities		$444,910	$444,482

Equity
Share capital	16	11,432,122	11,432,122
Contributed surplus		1,555,774	1,555,774
Accumulated other comprehensive loss	17	(918)	(14)
Deficit		(4,354,433)	(4,473,360)

Equity attributable to owners of Turquoise Hill		8,632,545	8,514,522
Attributable to non-controlling interests	18	(716,205)	(718,909)

Total equity		7,916,340	7,795,613

Total liabilities and equity		$8,361,250	$8,240,095

The notes to these financial statements, which are available on our website, are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars, except for share amounts)

(Unaudited)

	Attributable to owners of Turquoise Hill
Three Months Ended March 31, 2016	Share capital (Note 16)	Contributed surplus	Accumulated other comprehensive loss (Note 17)	Deficit	Total	Non-controlling Interests (Note 18)	Total equity
Opening balance	$11,432,122	$1,555,774	$(14)	$(4,473,360)	$8,514,522	$(718,909)	$7,795,613
Income for the period	—	—	—	118,927	118,927	2,704	121,631
Other comprehensive loss for the period	—	—	(904)	—	(904)	—	(904)

Closing balance	$11,432,122	$1,555,774	$(918)	$(4,354,433)	$8,632,545	$(716,205)	$7,916,340

	Attributable to owners of Turquoise Hill
Three Months Ended March 31, 2015	Share capital (Note 16)	Contributed surplus	Accumulated other comprehensive loss (Note 17)	Deficit	Total	Non-controlling Interests (Note 18)	Total equity
Opening balance	$11,432,060	$1,555,721	$(4,505)	$(4,788,340)	$8,194,936	$(626,471)	$7,568,465
Income for the period	—	—	—	96,170	96,170	16,862	113,032
Other comprehensive loss for the period	—	—	(895)	—	(895)	—	(895)
Equity issued to holders of non-controlling interests	—	1,677	—	—	1,677	1,823	3,500
Employee share options	24	28	—	—	52	—	52

Closing balance	$11,432,084	$1,557,426	$(5,400)	$(4,692,170)	$8,291,940	$(607,786)	$7,684,154

The notes to these financial statements, which are available on our website, are an integral part of these consolidated financial statements.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office:	+1 604 648 3934
Email:	tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurances that such statements or information will prove accurate. Such statements and information contained herein represent the Company’s best judgment as of the date hereof based on information currently available. The Company does not assume any obligation to update any forward-looking statements or information or to conform these forward-looking statements or information to actual results, except as required by law.

Important factors that could cause actual results to differ from these forward-looking statements and information are included in the “Risk Factors” section of the Annual Information Form dated as of March 15, 2016 in respect of the year ended December 31, 2015.